Austrian

RECEIVED
2004 NOV 22 P 3:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046222

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

November 4, 2004

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

Dr. Karl Knezourek
Investor Relations

Encl.

T:\efp_kk\compliance\sec-musterbrief.doc

PROCESSED
NOV 23 2004
THOMSON
FINANCIAL

dlw 11/22

Austrian Airlines
Österreichische
Luftverkehrs AG
Member of IATA

Head Office
Fontanastrasse 1
A-1107 Vienna
Phone +43 (0)5 1766-0
Fax (+43 1) 688 55 05
www.aua.com

Passenger services office
Kärntner Ring 18
A-1010 Vienna
Phone +43 (0)5 1766-7630
Reservation
Phone +43 (0)5 1789

Airport Base
A-1300 Vienna-Airport
Phone (+43 1) 7007-0

Disclosure under § 14 HGB:
Stock Company, Vienna
Commercial Court Vienna
FN 111000k
DVR: 0091740

Austrian

November 4, 2004

Ad-hoc Release

AUSTRIAN CONTINUES CLIMB WITH EXTENSIVE PROGRAMME OF EXPANSION

Market leadership from and to Central/Eastern Europe and expansion in Asia produce 13.6 % traffic growth/improvement in EBIT/fuel prices become critical success factor

The steady progress in the Austrian Airlines Group's strategy of expansion into Central and Eastern Europe (the 'Focus East' programme) and into the Asia/Pacific region, ably supported by far-reaching marketing offensives, generated passenger volume growth of 13.6 % in the first nine months of the year and a three percent increase in the average passenger load factor on scheduled services to 73.2 %.

Compared to the previous year, the company significantly increased its EBIT, from EUR –7.5m to 39.7m. The EBIT adjusted improved by EUR 48.5m to hit EUR 25.1m. Profit before tax rose from EUR –19.0m in the first nine months of 2003 to EUR 36.0m this year (adjusted: up from EUR –37.4 last year to EUR 10.2m).

In his summary of the third quarterly report for 2004, Chief Executive Officer of the Board of Management Vagn Soerensen made the following statement: "We are underlining our leadership of the market for services into and out of Central and Eastern Europe in the 2004/05 winter schedule, with 99 additional weekly frequencies to a total of 39 destinations in the region. On routes into Asia and Australia, our increased long haul route network has already transformed us into the fourth-largest European provider. We have been able to minimise the fall in yields with dynamic increases in our load factors and reductions in costs, while building up our market share both in our traditional network segment and in the low-cost market (Redticket – return flight included).

"The exorbitant rise in the price of kerosene has become an increasingly important factor in our success in the course of 2004. Today, we find ourselves confronted by fuel prices more than twice as high as the average for the year overall (having jumped from EUR 240 to around EUR 540 per ton at the time of going to press). Due to limited market acceptance, however, we are only able to pass on part of this increase in the cost of crude oil to our customers in the form of charges.

"Since the airline industry tends to be confronted by external factors almost every year, we shall continue to take consistent countermeasures. We will not allow ourselves to be put off course, and shall transform Vienna into one of the most efficient traffic hubs in Europe. Our motivation, vigour and conspicuous offensive pressure give us a sound basis for a successful future!"

Strong improvement in result

The result increased sharply in the report period. The EBIT rose from EUR -7.5m in the comparable period the previous year to EUR 39.7m. The adjusted EBIT improved by EUR 48.5m to reach EUR 25.1m. Profit before tax reached a figure of EUR 36.0m, compared to EUR -19.0m last year (adjusted: EUR 10.2m, compared to EUR -37.4m).

Revenue continues to increase

Against the background of stimulated demand, flight revenue rose by 13.1 % in the first nine months of the year, from EUR 1,404.4m to EUR 1,587.8m.

Other revenue fell due to losses incurred due to the reporting date valuation of liabilities held in foreign currency. The operating revenue of the Austrian Airlines Group rose by 7.8 % to reach EUR 1,756.2m.

Expenses rise due to high fuel costs

Operating expenses in the reporting period reached a level of EUR 1,716.5m, an increase of 4.9 % compared to the same period the previous year. This rise has primarily been driven by the sharply increased kerosene prices in the third quarter. The total increase for the first nine months of the year was EUR 52.1m or 31.7 %, while production rose by 17.7 %. When adjusted to account for reversals of impairment losses according to IAS 36 (Impairment) amounting to EUR 17.7m, operating expenditure for the first nine months of 2004 rose at the lower rate of 10.7 %, despite the fact that available seat kilometers increased by 17.7 %. Unit costs fell by 6.0 % compared to the previous year (full year 2003: -5.1 %, full year 2002: -4.3 %). Other disposal costs of aircraft resulted from expenditure on technical modifications necessary for the orderly disposal of aircraft in accordance with agreed contractual conditions.

Cash flows from operating activities fall slightly

Cash flows from operating activities fell slightly in the reporting period, from EUR 211.4m the previous year to EUR 181.2m. Cash flows from investment activities rose to EUR -143.0m (previous year's figure: EUR -52.4m). Due to a transfer of securities according to IAS 7.7 from current assets into non-current assets, stocks of cash and cash equivalents fell.

Chief Financial Officer Thomas Kleibl stated that, "The dynamic rates of growth in our specialist traffic segments of Central and Eastern Europe and Asia are a solid basis from which to reduce unit costs further. Despite the unusually high fuel prices, and in light of our target for the year, the reach of an adjusted EBIT of EUR 50m (taking into account exceptionals such as exchange rate gains, unplanned depreciations, etc.) is still possible. However, to achieve this objective against such extreme fuel prices will require not only a massive effort on the part of all at the company but also reasonably buoyant levels of demand in the fourth quarter."

Comparison of Third Quarter Indicators for 2004/2003

Financial indicators		**1-9/2004**	**1-9/2003**	**+/- %**
Revenue	EURm	1,689.1	1,505.1	12.2
EBITDAR adjusted [1]	EURm	241.7	186.9	29.3
EBITDAR	EURm	238.6	271.9	-12.2
EBIT adjusted [2]	EURm	25.1	-23.4	-
EBIT	EURm	39.7	-7.5	-
Profit before tax adjusted [2]	EURm	10.2	-37.4	-
Profit before tax	EURm	36.0	-19.0	-
Cash flows from operating activities	EURm	181.2	211.4	-14.3
Passengers carried		7,310,953	6,437,157	13.6
Passenger load factor (scheduled services)	%	73.2	70.2	3.0P.

1 Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date.
2 Adjusted for profits from the disposal of assets, other disposal costs of aircraft, exchange rate valuations at the reporting date and revaluations of aircraft.

13.6 % growth in scheduled- and charter traffic

Capacity on **scheduled services** increased strongly in the first nine months of 2004 compared to the previous year, when performance was extremely weak due to the Iraq conflict and SARS. While available seat kilometers rose by 20.3 %, demand developed more strongly than availability, with revenue passenger kilometers increasing by 25.4 %. As a result of this trend, the passenger load factor increased by 3.0 percentage points to 73.2 %. The number of passengers carried rose by 14.0 % to 5,959,560. Total revenue in the scheduled segment rose by 14.9 % from EUR 1,213.0m last year to EUR 1,394.2m. The unadjusted EBIT rose from EUR -6.0m to EUR 47.4m.

In the **charter services segment**, the company expanded its levels of production slightly, with available seat kilometers rising by 6.6 % and revenue passenger kilometers increasing at the stronger rate of 8.9 %. Overall, the company carried 11.7 % more passengers in the reporting period. There was a general shift away from the charter to the scheduled service segment; since the 2003 summer flight schedule, for example, routes to Canada have been categorised as scheduled business. Total revenue in the charter segment was EUR 193.7m, an increase of 1.2 % compared to the previous year. The unadjusted EBIT fell to EUR -11.5m from EUR -3.4m for the comparable period in 2003.

Outlining the highlights for the coming winter months, Chief Commercial Officer Dr. Josef E. Burger noted: "In the winter schedule 2004/2005, we will be operating 1,778 flights every week. Our expansion has been precisely targeted, moreover, with 99 additional weekly frequencies into and out of Central and Eastern Europe and 13 extra frequencies a week to the Asia/Pacific region (61 in total). As far as new destinations are concerned, preparations are already well underway for the introduction of Turin into the schedules from February 2005 and Mumbai in India from next May. Finally, we now have more than 600,000 Austrian best price offers – available for flights between now and March – to be sold as part of the 'Redticket – return flight included' offensive in the run-up to Christmas."

The **complementary services segment** (which includes catering, third-party handling and aircraft leasing) recorded revenues of EUR 101.3m (+ 0.6 %) in the first nine months of this year. The unadjusted EBIT reached EUR 3.8m, following EUR 1.9m for the same period the previous year.

Taken by geographical segment, the company generated strong increases in passenger volume on long-haul scheduled routes, successfully offsetting its increases in production. The geographical segment which reported the greatest increase in passengers was Asia, followed by North America and Australia. The highest levels of passenger growth on medium haul routes were achieved in the geographical segments of the Middle East, Central, South-East and Southern Europe, and in Switzerland and Scandinavia. When adjusted to take structural route changes into account, Germany also reported growth in passenger volume. In the charter segment, the expansion in medium haul business was particularly successful on routes to Portugal, Ireland and Egypt. On long haul routes, traffic to Colombo and Male increased especially sharply, while a weekly service to Mauritius has been provided since the end of June.

Strategic fleet adjustment and punctuality offensive continued

Investments in tangible and intangible assets totalled EUR 169.0m in the first nine months of 2004, compared to EUR 100.6m for the same period in 2003. By 30 September 2004, three Airbus A319, one Canadair RJ and six Fokker 100 had been newly incorporated into the fleet. This means that, by 30 September, the overwhelming majority of total planned tangible investments for 2004 had been made.

The company took a number of important steps in the reporting period designed to achieve strategic fleet and business segment adjustment. To ensure that it is ideally positioned to benefit from further growth in future, the Austrian Airlines Group has decided to purchase nine reasonably priced medium haul Fokker 100 jets, as well as taking out six further options on the same type of aircraft. At the same time, four MD-87 aircraft are to be retired from service by the end of the year. The Austrian Airlines Group took on six of its nine new Fokker 100 in the reporting period. These are currently being subjected to an overhaul, and four entered scheduled service in October. Three of the nine new aircraft are due to be delivered in the fourth quarter. Furthermore, an additional Boeing 737-800 has been ordered for Lauda Air, with delivery due to take place in July 2005. Two Boeing 737-400 have been sold in return. It is also planned to retire one remaining Boeing 737-300 from service by the end of 2005. The company succeeded in selling its oldest Boeing 767-300 in September. Due to its age and lower range, this aircraft no longer matched the high standards of the remaining Boeing 767 fleet. As the Group continued to pursue its policy of reducing unnecessary capacity and of fleet adjustment, one Boeing 737, two Boeing 767, one Dash-8 (with purchase agreement) and three Embraer 145 aircraft were leased out as at 30 September.

Dr. Walter Bock, Chief Operations Officer at the Austrian Airlines Group, made the following statement regarding the progress made during the 'Climb 99+' reliability and punctuality offensive: "The programme is continuing to run at full speed in close cooperation with Vienna Airport. Both partners in the programme are making the process optimisations and expansions in infrastructure that are necessary to generate dynamic increases in passenger growth. Vienna Airport is making the required expansions to the baggage transfer hall and check-in area, while we continually optimise our connections logistics. We shall furthermore be holding constructive talks with the Interior Ministry on how to make the increases to border police services necessary to reduce the present waiting times at border control to a level more acceptable to our passengers."

Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3642, Fax: +43 (0) 5 1766 3333, e-mail: prisca.havranek-kosicek@aua.com

Rückfragehinweis / For further information: Unternehmens- & Marktkommunikation / Corporate- & Market Communications - AUSTRIAN AIRLINES GROUP: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com, mailto:livia.dandrea-boehm@aua.com, www.aua.com / www.austrianairlines.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

ad-04-19e (ErgQ3-2004).doc

Austrian

Letter to Shareholders

January – September 2004

The Austrian Airlines Group at a glance

		1–9 / 2004	1–9 / 2003	+/– %
Revenue	EURm	1,689.1	1,505.1	12.2
EBITDAR adjusted[1]	EURm	241.7	186.9	29.3
EBITDAR	EURm	238.6	271.9	–12.2
EBIT adjusted[2]	EURm	25.1	–23.4	–
EBIT	EURm	39.7	–7.5	–
Profit before tax adjusted[2]	EURm	10.2	–37.4	–
Profit before tax	EURm	36.0	–19.0	–
Cash flows from operating activities	EURm	181.2	211.4	–14.3
Passengers carried		7,310,953	6,437,157	13.6
Passenger load factor (scheduled services)	%	73.2	70.2	3.0 P.

1 Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date.
2 Adjusted for profits from the disposal of assets, other disposal costs of aircraft, exchange rate valutions at the reporting date and revaluations of aircraft.

Austrian

Highlights

- Strong recovery in demand: passenger volume up by 13.6 %
- Passenger load factor (scheduled services) rises to 73.2 % (+3.0 P.)
- EBIT increases from EUR –7.5m to EUR 39.7m
- EBIT adjusted: up from EUR –23.4m to EUR 25.1m
- Profit before tax rises from EUR –19.0m to EUR 36.0m
- Profit before tax adjusted: up from EUR –37.4m to EUR 10.2m
- Unit costs down by 6.0 % on previous year
- Drastically increased and persistently high oil price necessitates increase in fuel surcharge
- New collective agreement safeguards growth rate
- Focus East: massive offensive continues in Central and Eastern Europe
- Further strategic fleet adjustment: order placed for nine Fokker 100 and one Boeing 737-800, sale of Boeing 737-400 fleet

Contacts

Investor Relations

Prisca Havranek-Kosicek
Tel.: +43 (0)5 1766 – 3642
Fax: +43 (0)5 1766 – 3333
E-Mail: investor.relations@aua.com
Internet: www.austrianairlines.co.at

Austrian Airlines Head Office

1107 Wien, Fontanastrasse 1
Tel.: +43 (0)5 1766 – 0
Fax: +43 (0)1 688 55 05
Internet: www.aua.com

Communications

Johannes Davoras
Tel.: +43 (0)5 1766 – 1230
Fax: +43 (0)1 688 65 26
E-Mail: public.relations@aua.com

A Word from the Board of Management

Dear Shareholders,

The marked upturn in international air traffic has continued to gather pace in the first nine months of 2004. Passenger volume improved considerably, and the company strongly increased its average load factor. Following the total relaunch of its product concept and the new brand presence in the autumn of last year, the Austrian Airlines Group is benefiting from this positive market trend at an above-average rate and continues to win new market share.

The beginning of this year's summer flight schedule saw the launch of the broadest offensive that the Group has ever conducted in a single geographical region, as we continued to build upon our dominance of the market for services into Central and Eastern Europe. Our new offensive programme, Focus East, is a rapidly and consistently implemented framework for our specialisation in Central and Eastern Europe, designed to coincide with the expansion of the European Union into that region. Our frequencies to Central and Eastern Europe were increased by 102 flights a week during the summer schedule, which translates into a 24 % expansion of available capacity (seat kilometers) compared to the same period last year. We have continued this highly successful strategy in the winter schedule, with 99 additional frequencies compared to the winter of 2003.

In May 2004 we launched our daily programme of direct flights from Bratislava to London, Paris and Brussels. Due to the strategic importance to the company of air traffic in Slovakia, we have now decided to intensify our co-operation with Slovak Airlines and offer financial support of up to EUR 5m.

On long haul routes, we have used selective expansion of production – by some 26 flights in the summer flight schedule – to attain a noteworthy market position in terms of traffic into Asia. We have now risen to become the European no. 4 in this segment.

The trend in our earnings and profitability continued according to plan in the reporting period. We were able to increase our EBIT for the first nine months of the year by EUR 47.2m to EUR 39.7m (adjusted to account for exceptionals: EUR 25.1m). Although it will demand a massive effort on the part of all at the company due to the high fuel prices, we remain entirely confident of achieving an adjusted EBIT of around EUR 50m for the 2004 financial year.

Due to the drastic escalation in crude oil prices and subsequent persistent rise in fuel costs, it was deemed necessary to make a further increase in the fuel surcharges on scheduled flights, originally

introduced in May this year. From 15 October onwards, these surcharges will increase to EUR 7.– on short and medium haul flights and to between EUR 17.– and 21.– for long haul flights.

The signing of the new joint collective agreement for the in-flight personnel of Austrian and Lauda Air in August 2004 marked a decisive point in the future growth of the company. The new agreement enables the Austrian Airlines Group to take advantage of greater market opportunities by implementing a more flexible and cost-effective internal production structure. The stability of the production system has been increased by the agreement of short-time work in case of external crises.

Yields continue to come under pressure. In 2004 as a whole, we now calculate there will be a fall of over 7 % when adjusted to account for structural effects (assuming the same level of growth on short, medium and long haul routes). We will compensate for this fall by increasing our load factor and continuing to reduce costs.

Harmonisation of the fleet also continues apace. Following our order for nine value-for-money Fokker 100 aircraft, which will operate with the Fokker 70 model within the Tyrolean Airways fleet family, we will gradually be able to retire the MD-80 fleet. With our order for an additional Boeing 737-800, the sale of two Boeing 737-400 and the planned retirement of one Boeing 737-300, the Boeing 737 fleet will be standardised by 2005.

In order to further strengthen our market position in Central and Eastern Europe, we have made clear our strategic interest in the impending airline privatisations in the region. We will selectively examine the possibility of co-operations and participations as they arise, particularly in those states that are not yet EU members.

The Star Alliance continues to build upon its position as the world's largest airline alliance, and will take on two new partner airlines, the Portuguese national carrier TAP and South African Airways, in the near future.

Vagn Soerensen | Walter Bock | Josef Burger | Thomas Kleibl

Business Trends

The present interim financial statement has been prepared according to the same accounting methods as the consolidated financial statements as at 31 December 2003.

Revenue continues to increase

Against the background of an ongoing recovery in demand, flight revenue rose by 13.1 % in the first nine months of the year, from EUR 1,404.4m to 1,587.8m. Other revenue fell due to losses incurred due to the reporting date valuation of liabilities held in foreign currency. The operating revenue of the Austrian Airlines Group rose by 7.8 % to reach EUR 1,756.2m.

Expenses rise due to high fuel costs

Operating expenses in the reporting period reached a level of EUR 1,716.5m, an increase of 4.9 % compared to the same period the previous year. This rise has primarily been driven by the sharply increased kerosene prices in the third quarter. The total increase for the first nine months of the year was EUR 52.1m or 31.7 %, while production rose by 17.7 %. When adjusted to account for reversals of impairment losses according to IAS 36 (Impairment) amounting to EUR 17.7m, operating expenditure for the first nine months of 2004 rose at the disproportionately low rate of 10.7 %, despite the fact that available seat kilometers increased by 17.7 %. Unit costs fell by 6.0 % compared to the previous year (full year 2003: –5.1 %, full year 2002: –4.3 %).

Other disposal costs of aircraft resulted from expenditure on technical modifications necessary for the orderly disposal of aircraft in accordance with agreed contractual conditions.

Strong improvement in result

The result increased sharply in the report period. The EBIT rose from EUR –7.5m in the comparable period the previous year to EUR 39.7m. The adjusted EBIT improved by EUR 48.5m to reach EUR 25.1m. Profit before tax reached a figure of EUR 36.0m, compared to EUR –19.0m last year (adjusted: EUR 10.2m, compared to EUR –37.4m).

Cash flows from operating activities fall slightly

Cash flows from operating activities fell slightly in the reporting period, from EUR 211.4m the previous year to EUR 181.2m. Cash flows from investment activities rose to EUR –143.0m (previous year's figure: EUR –52.4m). Stocks of cash and cash equivalents fell due to a transfer of securities according to IAS 7.7 from current assets into non-current assets.

Strategic fleet adjustment continued

Investments in tangible and intangible assets totalled EUR 169.0m in the first nine months of 2004, compared to EUR 100.6m for the same period in 2003. By 30 September 2004, three Airbus A319, one Canadair RJ and six Fokker 100 had been newly incorporated into the fleet. This means that, by 30 September, the overwhelming majority of total planned tangi-

ble investments for 2004 had been made.

The company took a number of important steps in the reporting period designed to achieve strategic fleet and business segment adjustment. To ensure that it is ideally positioned to benefit from further growth in future, the Austrian Airlines Group has decided to purchase nine reasonably priced medium haul Fokker 100 jets, as well as taking out six further options on the same type of aircraft. At the same time, four MD-87 aircraft are to be retired from service by the end of the year. The Austrian Airlines Group took on six of its nine new Fokker 100 aircraft in the reporting period; these are currently being subjected to an overhaul. Four of these Fokker 100 aircraft had entered regular scheduled service by October. The remaining three of the nine new aircraft are due to be delivered in the fourth quarter.

Furthermore, an additional Boeing 737-800 has been ordered for Lauda Air, with delivery due to take place in July 2005. Two Boeing 737-400 have been sold in return. It is also planned to retire one remaining Boeing 737-300 from service by the end of 2005. The company succeeded in selling its oldest Boeing 767-300 in September. Due to its age and lower range, this aircraft no longer matched the high standards of the remaining Boeing 767 fleet.

As the Group continued to pursue its policy of reducing unnecessary capacity and of fleet adjustment, one Boeing 737, two Boeing 767, one Dash-8 (with purchase agreement) and three Embraer 145 aircraft were leased out as at 30 September.

Segment Reporting

Under IFRS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

Capacity on scheduled services increased strongly in the first nine months of 2004 compared to the previous year, when performance was extremely weak due to the Iraq conflict and SARS. While available seat kilometers rose by 20.3 %, demand increased considerably more strongly, with revenue passenger kilometers rising by 25.4 %. As a result of this trend, the passenger load factor increased by 3.0 percentage points to 73.2 %. The number of passengers carried rose by 14.0 % to 5,959,560. Total revenue in the scheduled segment rose by 14.9 % from EUR 1,213.0m last year to EUR 1,394.2m. The unadjusted EBIT rose from EUR –6.0m to EUR 47.4m.

In the charter services segment, the company expanded its levels of production slightly, with available seat kilometers rising by 6.6 % and revenue passenger kilometers increasing at the stronger rate of 8.9 %. Overall, the company carried 11.7 % more passengers in the reporting period. There was a general shift away from the charter to the scheduled service segment; since the 2003 summer flight schedule, for example, routes to Canada have been categorised as scheduled business. Total revenue in the charter segment was EUR 193.7m, an increase of 1.2 % compared to the previous year. The unadjusted EBIT fell to EUR –11.5m from EUR –3.4m for the comparable period in 2003.

The complementary services segment (which includes catering, third-party handling and aircraft leasing) recorded revenues of EUR 101.3m (+ 0.6 %) in the first nine months of this year. The unadjusted EBIT reached EUR 3.8m, following EUR 1.9m for the same period the previous year.

Taken by geographical segment, the company generated strong increases in passenger volume on long-haul scheduled routes, successfully offsetting its increases in production.

The geographical segment which reported the greatest increase in passengers was Asia, followed by North America and Australia. The highest levels of passenger growth on medium haul routes were achieved in the geographical segments of the Middle East, Central, South-East and Southern Europe, and in Switzerland and Scandinavia. When adjusted to take structural route changes into account, Germany also reported growth in passenger volume. In the charter segment, the expansion in medium haul business was particularly successful on routes to Portugal, Ireland and Egypt. On long haul routes, traffic to Colombo and Male increased especially sharply, while a weekly service to Mauritius has been offered since the end of June.

Austrian Airlines on the Capital Market

Strong recovery in Austrian Airlines share price

The share price of Austrian Airlines has risen sharply since the beginning of 2004, reaching a level of EUR 13.60. In January, a number of key investment banks upgraded their recommendation from 'neutral' to 'buy'. In the second quarter, uncertainty about the continued economic recovery and the possibility of interest rate hikes in the USA, as well as the rise in crude oil prices, led to a consolidation of stock markets. Due to the high fuel prices, the third quarter saw a sideways movement in airline share prices. Since closing at the end of 2003 at EUR 6.52, the Austrian Airlines share price has recovered to reach EUR 10.66 on 29 October.

Cancellation of dividend for 2003

The financial strategy of the Austrian Airlines Group aims to achieve lasting restructuring of the result from operating activities and a clear reduction in the debt level and net gearing. Despite the significant reductions achieved to date, the level of net gearing at the Group continues to be too high.

Due to the lack of a balance sheet profit at the parent company, it is not possible to pay a dividend. In the medium term, however, the turnaround is designed to benefit shareholders by paying appropriate dividends.

Investor Relations – comprehensive information for the financial community

The Investor Relations strategy of the Austrian Airlines Group is designed to provide the financial community with a wide range of information, openness and clarity. Recently, management has directly informed institutional investors, analysts and private shareholders about the corporate trend and perspectives of the Austrian Airlines Group at a number of national and international events. An 'Investor Day' was held in May, prompting keen interest amongst analysts and investors from Austria and around the world.

The reporting period witnessed a number of regroupings amongst free float shareholders. B & C Holding placed approximately 7.5 % of its shares in Austrian Airlines within international institutional investors. This widening in the shareholder structure generated an increase in the liquidity of Austrian Airlines shares. The continuing broad distribution of the shares is testimony to the high levels of interest and confidence of international investors in the Austrian Airlines Group as an acknowledgement of the consistent reorganisation of the company.

Austrian

IFRS Consolidated Balance Sheet

Assets

EURm	30.9.2004	31.12.2003	+/-%	30.9.2003	+/-%
Intangible assets	24.8	29.4	-15.6	27.8	-10.8
Aircraft	2,481.9	2,468.7	0.5	2,510.0	-1.1
Other tangible assets	164.5	170.0	-3.2	130.3	26.2
Investments in associates	17.9	17.4	2.9	9.7	-
Other financial assets	250.1	213.9	16.9	254.2	-1.6
Other non-current assets	88.0	69.1	27.4	92.6	-5.0
Deferred tax assets	99.5	128.8	-22.7	109.6	-9.2
Non-current assets	3,126.7	3,097.3	0.9	3,134.2	-0.2
Inventories	51.5	51.3	0.4	44.8	15.0
Trade receivables	202.3	139.4	45.1	190.3	6.3
Other current assets	71.8	69.4	3.5	57.9	24.0
Short-term investments	3.7	52.1	-92.9	89.8	-95.9
Cash on hand and at bank	137.0	136.6	0.3	182.9	-25.1
Current assets	466.3	448.8	3.9	565.7	-17.6
Total assets	3,593.0	3,546.1	1.3	3,699.9	-2.9

Shareholders' equity and liabilities

EURm	30.9.2004	31.12.2003	+/-%	30.9.2003	+/-%
Issued share capital	247.2	247.2	0.0	247.2	0.0
Reserves	352.2	311.5	13.1	309.8	13.7
Net profit/Net loss for the period	6.7	45.8	-	-19.0	-
Shareholders' equity	606.1	604.5	0.3	538.0	12.7
Minority interests	1.6	1.6	0.0	2.6	-38.5
Provisions	463.0	419.6	10.3	410.7	12.7
Interest-bearing liabilities	1,634.4	1,627.8	0.4	1,800.0	-9.2
Other liabilities	25.9	26.9	-3.7	44.3	-41.5
Non-current liabilities	2,123.3	2,074.3	2.4	2,255.0	-5.8
Provisions	400.5	378.2	5.9	401.2	-0.2
Interest-bearing liabilities	258.0	308.2	-16.3	310.2	-16.8
Income tax liabilities	4.5	4.6	-2.2	4.3	4.7
Other liabilities	199.0	174.7	13.9	188.6	5.5
Current liabilities	862.0	865.7	-0.4	904.3	-4.7
Total shareholders' equity and liabilities	3,593.0	3,546.1	1.3	3,699.9	-2.9

IFRS Statement of Changes in Shareholders' Equity

EURm	Issued share capital	Capital reserves	Retained earnings incl. Net profit/ Net loss for the period	Total
Shareholders' equity at 31.12.2002	247.2	278.0	31.8	557.0
Net loss for the peroiod			-19.0	-19.0
as at 30.9.2003	247.2	278.0	12.8	538.0
Shareholders' equity at 31.12.2003	247.2	278.0	79.3	604.5
Changes according IAS 39			-5.7	-5.7
Other changes			0.6	0.6
Net profit for the period			6.7	6.7
as at 30.9.2004	247.2	278.0	80.9	606.1

IFRS Cash Flow Statement

EURm	1-9/2004	1-9/2003	+/- %	7-9/2004	7-9/2003	+/- %
Profit/Loss before tax	36.0	-19.0	-	63.5	9.6	-
Depreciation of non-current assets	142.5	233.1	-38.9	55.8	55.4	0.7
Result from sale of non-current assets	-16.9	-2.8	-	-18.9	-4.3	-
Result from associates	-0.5	-2.1	76.2	-0.6	-1.6	62.5
Net interest	17.8	19.7	-9.6	6.7	7.1	-5.6
Income taxes paid	0.7	-0.1	-	0.8	0.0	-
Changes in inventories	-0.2	3.1	-	-3.2	5.5	-
Changes in assets	-92.6	9.7	-	-35.1	-16.0	-
Changes in provisions	65.7	87.0	-24.5	41.9	28.2	48.6
Changes in liabilities (excl. financial liabilities)	23.3	-35.0	-	-60.3	-38.2	-57.9
Other non-cash changes	5.4	-82.2	-	-15.5	16.7	-
Cash flows from operating activities	181.2	211.4	-14.3	35.1	62.4	-43.8
Investments in tangible and intangible assets	-169.0	-100.6	-68.0	-52.4	-44.7	-17.2
Increases in Other financial assets	-24.5	0.0	-	-0.2	0.0	-
Income from sale of non-current assets	31.0	25.8	20.2	30.2	5.7	-
Financial income	19.5	22.4	-12.9	6.9	7.7	-10.4
Cash flows from investing activities	-143.0	-52.4	-	-15.5	-31.3	-
Change in interest-bearing liabilities	-48.9	-79.2	38.3	-35.4	-57.2	38.1
Financial expenses	-37.3	-42.1	11.4	-13.6	-14.8	8.1
Cash flows from financing activities	-86.2	-121.3	28.9	-49.0	-72.0	31.9
Change in cash and cash equivalents	-48.0	37.7	-	-29.4	-40.9	28.1
Cash and cash equivalents at beginning of period	188.7	235.1	-19.7	170.1	313.7	-45.8
Cash and cash equivalents at end of period	140.7	272.8	-48.4	140.7	272.8	-48.4

Employees

Employees	1-9/2004	1-9/2003	+/- %	7-9/2004	7-9/2003	+/- %
Average	7,571	7,175	5.5	7,856	7,179	9.4
End of period	7,912	7,183	10.1	–	–	–

Traffic Statistics (Scheduled and Charter traffic)

Scheduled traffic		1-9/2004	1-9/2003	+/- %	7-9/2004	7-9/2003	+/- %
Passengers carried		5,959,560	5,227,609	14.0	2,204,303	1,974,876	11.6
Block hours		201,208	177,055	13.6	71,866	61,411	17.0
Revenue passenger kilometers	(000)	13,299,524	10,609,370	25.4	5,194,989	4,271,772	21.6
Available seat kilometers	(000)	18,161,982	15,100,932	20.3	6,767,550	5,482,692	23.4
Passenger load factor	in %	73.2	70.2	3.0P.	76.8	77.9	-1.1P.
ATK	(000)	2,518,574	2,082,754	20.9	940,056	760,629	23.6
RTK	(000)	1,781,044	1,445,140	23.2	683,401	563,661	21.2
Overall load factor	in %	70.7	69.4	1.3P.	72.7	74.1	-1.4P.
Freight tons		105,285	91,156	15.5	36,180	30,939	16.9

Charter traffic		1-9/2004	1-9/2003	+/- %	7-9/2004	7-9/2003	+/- %
Passengers carried		1,351,393	1,209,548	11.7	688,020	616,088	11.7
Block hours		34,522	32,244	7.1	14,758	13,288	11.1
Available seat kilometers	(000)	3,737,811	3,506,309	6.6	1,509,670	1,301,471	16.0

Total		1-9/2004	1-9/2003	+/- %	7-9/2004	7-9/2003	+/- %
Passengers carried		7,310,953	6,437,157	13.6	2,892,323	2,590,964	11.6
ATK	(000)	2,984,925	2,494,956	18.2	1,109,515	906,569	22.4
RTK	(000)	2,079,369	1,728,197	20.3	810,739	669,975	21.0

Capital market figures

Capital market figures		1-9/2004	1-9/2003	+/- %	7-9/2004	7-9/2003	+/- %
Reuters code		AUAV.VI					
Share price High	EUR	13.60	7.89	–	12.55	7.45	–
Share price Low	EUR	6.57	5.71	–	9.65	6.26	–
Share price (end of period)	EUR	10.17	6.65	–	10.17	6.65	–
Market capitalisation (end of period)	EURm	345.8	226.1	–	345.8	226.1	–
Turnover on Vienna Stock Exchange	EURm	378.6	58.1	–	85.8	24.5	–